Exhibit 20 Press release issued May 14, 2019

For Immediate Release	May 14, 2019

BOWL AMERICA REPORTS THIRD QUARTER EARNINGS

Bowl America Incorporated today reported earnings per share of $.35 for its fiscal 2019 third quarter ended March 31, 2019 and $.54 for the nine month period. Fiscal 2019 earnings benefited from the GAAP reporting of changes in investment value as part of current earnings effective July 2018. Without the required GAAP change earnings per share for the current year would have been $.30 for the quarter and $.52 for the nine month period compared to $.31 and $.63 in the prior year comparable periods, respectively. The fiscal 2018 year-to-date earnings included a one time $.13 per share after tax benefit from the Tax Cuts and Jobs Act.

Bowl America operates 18 bowling centers and its Class A Common Stock trades on the NYSE American Exchange with the symbol BWLA. We invite you to view a more detailed explanation of results in the Company’s S.E.C. Form 10-Q filing, available at the Company’s web site www.bowlamericainc.com.

BOWL AMERICA INCORPORATED

Results of Operations

(unaudited)

	Thirteen weeks ended		Thirty-nine weeks ended
	March 31,	April 1,	March 31,	April 1,
	2019	2018	2019	2018
Revenues
Bowling and other	$5,258,124	$5,423,321	$13,501,062	$13,656,336
Food, beverage & merchandise sales	2,184,623	2,202,898	5,711,098	5,602,158
	7,442,747	7,626,219	19,212,160	19,258,494

Operating expenses excluding depreciation and amortization	5,289,054	5,187,524	15,272,333	15,051,334
Depreciation and amortization	240,294	238,026	719,224	712,136
Interest & dividend income	101,150	107,130	297,739	292,596
Change in value of investments	367,820	-	173,985	-
Earnings before taxes	2,382,369	2,307,799	3,692,327	3,787,620

Net Earnings	$1,806,243	$1,602,799	$2,804,066	$3,234,725

Comprehensive earnings	$1,806,243	$1,208,443	$2,804,066	$2,985,809

Weighted average shares outstanding	5,160,971	5,160,971	5,160,971	5,160,971

EARNINGS PER SHARE	.35	.31	.54	.63

SUMMARY OF FINANCIAL POSITION

(unaudited)

Dollars in Thousands

	03/31/19	04/01/18
ASSETS

Total current assets including cash and short-term investments of $3,012 & $5,172	$11,332	$6,166
Property and other assets	19,154	24,729
TOTAL ASSETS	$30,486	$30,895

LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities	$4,552	$4,557
Other liabilities	1,356	1,398
Stockholders' equity	24,578	24,940
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$30,486	$30,895